UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: MainStay CBRE Global Infrastructure Megatrends Fund

Address of Principal Business Office:

51 Madison Avenue

New York, NY 10010

Telephone Number (including area code): (212) 576-7000

Name and Address of Agent for Service of Process:

J. Kevin Gao, Esq.

30 Hudson Street

Jersey City, NJ 07302

With Copies to:

Thomas C. Bogle, Esq.

Corey F. Rose, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Jersey City and the State of New Jersey on the 16th day of April, 2021.

MainStay CBRE Global Infrastructure Megatrends Fund

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Attest:	/s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer